UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

Audentes Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05070R104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05070R104		13 G

1	Names of Reporting Persons. Versant Side Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,539 shares of Common Stock (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 7,539 shares of Common Stock (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,539 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0% (3)

12	Type of Reporting Person* PN

(1) This Schedule 13G is filed by Versant Side Fund IV, L.P., a Delaware limited partnership (“VSF IV”), Versant Venture Capital IV, L.P., a Delaware limited partnership (“VVC IV”) and Versant Ventures IV, LLC, a Delaware limited liability company (“VV IV”) (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) VV IV serves as the sole general partner of VSF IV and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(3) This percentage is calculated based upon 29,855,358 shares of Common Stock outstanding as of November 9, 2017 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 14, 2017.

CUSIP No. 05070R104		13 G

1	Names of Reporting Persons. Versant Venture Capital IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,197,076 shares of Common Stock (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 1,197,076 shares of Common Stock (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,076 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.0% (3)

12	Type of Reporting Person* PN

(1) This Schedule 13G is filed by Versant Side Fund IV, L.P., a Delaware limited partnership (“VSF IV”), Versant Venture Capital IV, L.P., a Delaware limited partnership (“VVC IV”) and Versant Ventures IV, LLC, a Delaware limited liability company (“VV IV”) (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) VV IV serves as the sole general partner of VVC IV and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(3) This percentage is calculated based upon 29,855,358 shares of Common Stock outstanding as of November 9, 2017 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 14, 2017.

CUSIP No. 05070R104		13 G

1	Names of Reporting Persons Versant Ventures IV, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,204,615 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,204,615 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,204,615 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.0% (3)

12	Type of Reporting Person* OO

(1) This Schedule 13G is filed by Versant Side Fund IV, L.P., a Delaware limited partnership (“VSF IV”), Versant Venture Capital IV, L.P., a Delaware limited partnership (“VVC IV”) and Versant Ventures IV, LLC, a Delaware limited liability company (“VV IV”) (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 7,539 shares held by VSF IV; and (ii) 1,197,076 shares held by VVC IV.  VV IV serves as the sole general partner of VSF IV and VVC IV and owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(3)  This percentage is calculated based upon 29,855,358 shares of Common Stock outstanding as of November 9, 2017 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 14, 2017.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Audentes Therapeutics, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Audentes Therapeutics, Inc.
Address of Issuer’s Principal Executive Offices: 600 California Drive, 17th Floor San Francisco, CA 94104

Item 2
	(a)	Name of Person(s) Filing: Versant Side Fund IV, L.P. (“VSF IV”) Versant Venture Capital IV, L.P. (“VVC IV”) Versant Ventures IV, LLC (“VV IV”)
	(b)	Address of Principal Business Office: c/o Versant Venture Management, LLC One Sansome Street, Suite 3630 San Francisco, CA 94104
	(c)	Citizenship: Entities: VSF IV - Delaware, United States of America VVC IV - Delaware, United States of America VV IV - Delaware, United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 05070R104

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
VSF IV	7,539	7,539	0	7,539	0	7,539	0.0%
VVC IV	1,197,076	1,197,076	0	1,197,076	0	1,197,076	4.0%
VV IV (1)	0	0	1,204,615	0	1,204,615	1,204,615	4.0%

(1) VV IV serves as the sole general partner of VSF IV and VVC IV and owns no securities of the Issuer directly.

(2) This percentage is calculated based upon 29,855,358 shares of Common Stock outstanding as of November 9, 2017.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

Versant Side Fund IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Venture Capital IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Managing Member

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Audentes Therapeutics, Inc. is filed on behalf of each of us.

Dated: February 12, 2018

Versant Side Fund IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Venture Capital IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Managing Member